UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

telecom | personal | flow

Telecom Argentina
Press Release
1H23 & 2Q23

08-09-2023

Contacts: Luis Fernando Rial Ubago (5411) 5112 7218 Tomás Pellicori (5411) 5524 7692	Market Cap (NYSE: TEO): US$2,532.74 million*

Telecom Argentina S.A.

announces consolidated results for the first half (1H23) and second quarter of fiscal year 2023 (“2Q23”) **

Note: For the figures included in the FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to annual financial statements, interim and special periods ending as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1H23 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1H23 and vs. 1H22 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of June 30 of 2023 and 2022, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 10.

•	For the purposes of reviewing these results, it should be noted that the results presented on a comparative basis (June 2022) include the effect of the year-over-year inflation as of June 2023, which was 115.6%.

•	Consolidated Revenues amounted to P$517,253 million in 1H23 (-9.3% in constant currency vs. 1H22) where the inflation acceleration poses challenges to maintain revenues in real terms. Service Revenues totaled P$479,148 million (-10.2% in constant currency vs. 1H22).

•	Mobile clients in Argentina reached 20.6 million in 1H23 (+573 thousand vs. 1H22), cable TV subscribers totaled 3.1 million in the same period (-161 thousand vs. 1H22), while broadband accesses amounted to 4.1 million (-144 thousand vs. 1H22), showing a stabilization of client bases in the fixed segment during the last quarter.

•	In 1H23, [Operating Income before Depreciation, Amortization and Impairment of Fixed Assets (“D, A & I”)] amounted to P$146,764 million (-15.8% vs. 1H22), while our margin over revenues was 28.4%. Operating Costs before D, A & I, observed a further decline during 2Q23 in real terms (-8.4% in 2Q23 vs. 2Q22, compared to -4.4% in 1Q23 vs. 1Q22).

•	During 1H23, the Company recorded a net income of P$39,407 million (vs. P$68,725 million in 1H22).

•	Investments (including right-of-use assets) amounted to P$82,044 million in 1H23, which represents 15.9% of our Consolidated Sales. CAPEX (excluding right-of-use assets) continues to be affected by import restrictions and stood at 11.9% during 1H23.

•	Net Financial Debt amounted to P$621,962 million in 1H23 (-7.6% in constant currency vs. 1H22). Having cancelled all its financial debt commitments up to date, the Company shows a clear maturity profile for the remainder of the year.

*Market capitalization as of August 8, 2023 **Unaudited non-financial information

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* (in constant currency - includes right-of-use assets as of June 30, 2023, for P$20,516 million and as of June 30, 2022, for P$14,069 million)

**(Figures may not add up due to rounding)

*** (It includes IP telephony lines, which amounted to approximately 1.29 million and 916 thousand as of June 30, 2023, and June 30, 2022, respectively)

**** Figures for the 2022 comparative period have been adjusted in accordance with the internet and TV discount allocation policies adopted by the Company during 2023.

Consolidated Revenues (in million P$)	Operating Income before D, &A I (EBITDA) (in million P$)

Operating Income (EBIT) (in million P$)	Net Income (Loss) (in million P$)

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Buenos Aires, August 9, 2023 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net income of P$39,407 million for the six month period ended June 30, 2023. The net income attributable to the controlling company was P$37,833 million.

Comparative figures for the previous fiscal year have been restated so that the resulting information is presented in terms of the current measurement unit as of June 30, 2023.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of June 30, 2023 and as of December 31, 2022 and 2021, used for the restatement of figures in constant currency.

	As of December 31, 2021	As of December 31, 2022	As of June 30, 2023
Annual	50.9%	94.8%	115.6%
3-month cumulative (Since March 31, 2023)	n/a	n/a	23.8%

During the 1H23, Consolidated Revenues amounted to P$517,253 million, from which Service Revenues totaled P$479,148 million.

Consolidated Revenues

Mobile Services

As of June 30, 2023, total mobile subscribers in Argentina and Paraguay amounted to 22.9 million. In 1H23, mobile services revenues reached P$209,633 million (- P$13,963 million or -6.2% vs. 1H22), obtaining the highest share in terms of service revenues (43.8% and 41.9% of service revenues in 1H23 and 1H22, respectively).

Mobile Services in Argentina

As of June 30, 2023, total mobile subscribers amounted to approximately 20.6 million (+573 thousand vs. 1H22). Postpaid clients represented 40% of our mobile subscriber base.

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In 1H23, mobile service revenues in Argentina amounted to P$193,266 million (-$11,443 million or -5.6% vs 1H22). Mobile internet revenues in 1H23 were equivalent to 92% of total sales for these services, while in 1H22 they were equivalent to 87% of total sales for these services. The average monthly revenue per user (“ARPU”) amounted to P$1,561.1 during 1H23 (vs. $1,679.8 in 1H22). The effect generated by the restatement in terms of the current measurement unit as of June 30, 2023, included in the ARPU amounted to P$244.7 and P$996.2 for 1H23 and 1H22, respectively. The average monthly churn rate was 1.8% in 1H23 (compared to an average of 2.4% in 1H22).

In terms of infrastructure, the Company continued to enhance its customers' mobile internet experience with the deployment of 4G and 4G+ networks throughout the country, reaching more than 14.9 million customers with 4G devices. The traffic carried by 4G technologies in 1H23 corresponds to 96.6% of the total traffic.

The Company continued preparing for the introduction of 5G technology by expanding the coverage, availability, and capacity of the network. As of June 30, 2023, 220 5G DSS sites (77 sites in 1H23), were enabled in Buenos Aires, Rosario, the Atlantic Coast, Cordoba, Santa Fe, Corrientes, Posadas, Paraná and other locations, with the objective of preparing the technical and regulatory conditions that will allow the full development of the 5G network.

Personal in Paraguay (“Núcleo”)

As of June 30, 2023, Núcleo’s subscriber base reached 2.3 million clients. Of the total number of clients, 78% correspond to the prepaid modality and 22% to the postpaid modality, whereas as of June 30, 2022, prepaid clients represented 81% and postpaid clients 19%.

Núcleo’s mobile service revenues during 1H23, amounted to P$16,367 million (-2,520 million or -13.3% vs. 1H22), mainly due to a decrease in ARPU measured in constant pesos, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues reached P$94,673 million in 1H23 (-P$16,474 million or -14.8% vs. 1H22). Cable TV subscribers totaled approximately 3.4 million (-160 thousand vs. 1H22). The monthly Cable TV ARPU (restated in constant currency as of June 30, 2023) reached P$4,470 during 1H23 (vs. P$5,121.3 in 1H22). The effect generated by the restatement in terms of the measuring unit as of June 30, 2023, included in the ARPU amounts to P$703.6 and P$3,055.7, for 1H23 and 1H22, respectively. The average monthly churn rate as of June 30, 2023, and as of June 30, 2022, was 1.9% and 1.3%, respectively.

As of June 30, 2023, the customer base in Argentina remains stable compared to the first quarter of the year, amounting to 3.1 million clients, of which 1.3 million are subscribed to Flow. The number of premium subscriptions as of 1H23 is 2.5 million.

During 1H23, Flow introduced the new ISDBT technological update in new locations in the Province of Buenos Aires. With this update, with no additional costs, customers can access a wide range of HD channels and a new programming guide with the classic (analog) Flow service.

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Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$60,125 million in 1H23 (-11,797 million or -16.4% vs. 1H22).

The monthly fixed voice ARPU (restated in constant currency as of June 30, 2023) reached P$1,983.6 in 1H23 (vs. P$2,188.4 in 1H22). The effect generated by the restatement in terms of the measuring unit as of June 30, 2023, included in the ARPU amounted to P$329 and P$1,305 for 1H23 and 1H22, respectively.

The corporate segment continues to develop new solutions to support companies in boosting their business and advancing digital transformation in this new context.

Internet Services

Internet services revenues totaled P$110,455 million during 1H23 (-P$11,563 million or -9.5% vs. 1H22). As of June 30, 2023, total broadband accesses reached approximately 4.1 million (-144 thousand vs. 1H22). The monthly churn rate of Internet services was positioned at 1.7% and 1.5% as of June 30, 2023, and 2022, respectively.

Additionally, broadband ARPU (restated in constant currency as of June 30, 2023) amounted to P$4,270.5 in 1H23 (vs. P$4,628.5 in 1H22). The effect generated by the restatement in terms of the measuring unit as of June 30, 2023, included in the ARPU amounted to approximately P$659.3 and P$2,762.5 for the 1H23 and 1H22, respectively.

As of June 30, 2023, customers with a service of 100 Mb or higher represented 83% of the total customer base (compared to 41% as of 1H22). At the end of the first quarter of 2023, customers with this speed or higher amounted to 3.4 million (+96.8% in total compared to 1H22).

Revenues from equipment sales Equipment revenues amounted to P$38,105 million (+P$1,349 million or +3.7% vs. 1H22). Said increase was mainly due to a higher volume of handsets sold.

Personal Pay

Our virtual wallet service, Personal Pay, ended the year with almost 1.2 million customers. Personal Pay announced the latest developments in its product, including the addition of remunerated balance services, prepaid cards for teenagers, and Extra Pay, as well as other B2B solutions.

Consolidated Operating Costs

Consolidated Operating Costs (including Depreciation, Amortization and Impairment of Fixed Assets) totaled P$541,386 million in 1H23 (-P$47,390 million or -8.0% vs. 1H22). Excluding Depreciation, Amortization and Impairment of Fixed Assets, operating costs experienced a reduction of 6.5% in real terms.

The cost breakdown was as follows:

•	Employees benefits and severance payments: P$124,288 million in 1H23 (-4.7% vs. 1H22). During 2Q23, these costs were below inflation (-12.8%), whereas during 1Q23, they increased in real terms (+4.4%). Total employees amounted to 21,607 as of June 30, 2023.

•	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$15,185 million (-13.2% vs. 1H22).

•	Fees for services, maintenance and materials: P$64,306 million (-2.9% vs. 1H22).

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•	Taxes and fees paid to regulatory authorities: P$39,925 million (-9.1% vs. 1H22).

•	Commissions and advertising (commissions paid to agents, collection fees and other commissions): P$31,500 million in 1H23 (-1.0% vs. 1H22).

•	Cost of handsets sold: P$28,061 million (+4.5% vs. 1H22). These costs Increased mainly due to a higher volume of handsets sold, and by an increase in average cost of sales compared to 1H22.

•	Programming and content costs: P$29,349 million (-18.6% vs. 1H22). Said reduction was mainly explained by commercial efficiencies.

•	Other Costs totaled P$37,875 million (-12.5% vs. 1H22), of which bad debt expenses reached P$12,895 million (-7.3% vs. 1H22).

•	Our bad debt ratio was 2.5 % as of June 30, 2023 (vs 2.4% in 1H22).

•	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, totaled P$24,980 million (-14.9% vs. 1H22).

•	Depreciation, amortization and impairment of fixed assets amounted to P$170,897 million (-11.3% vs. 1H22). This charge also includes the impact of the amortization of assets incorporated after June 30, 2022, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) were P$26,759 million in 1H23 (vs. a utility of P$83,411 million in 1H22), mainly due to:

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method on temporary differences generated when comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Income tax gain amounted to P$37,592 million in 1H23 (vs. a gain of P$3,404 million in 1H22). The loss related to item (i) above amounted to P$424 million in 1H23 (vs. a loss of P$40,469 million in 1H22) and the income tax effect related to the application of the deferred tax method described in item (ii) above was a gain of P$38,016 million in 1H23 (vs. a gain of P$43,873 million in 1H22).

Consolidated Net Financial Debt

As of June 30, 2023, our net financial debt (cash, cash equivalents plus financial investments and financial NDF* & interest rate swaps minus loans) amounted to P$621,962 million, which

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represents a decrease of P$12,350 when compared to the net financial debt as of December 31, 2022, adjusted by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During the 1H23, the Company invested (including rights of use assets) P$82,044 million (-15.8% vs. 1H22). Said investments represented 15.9% of consolidated revenues in 1H23. In 1H23, investments without including additions for right of use continue to be affected by import restrictions and totaled $61,528 million (-26.2% vs. 1H22).

The investments were focused on:

•	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

•	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. Our customers with access to our 4G network perceive a better service experience, with higher speeds reaching up to 300 Mbps and the capacity to achieve speeds of 1,000 Mbps.

•	Expansion of 5G to support the growth of the mobile internet and the improvement in the quality of service together with the launch of new Value Added Services.

•	Extension of our transmission and transport networks to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH architecture. Continuation of the plan to connect remote and low-density areas through satellite backhaul.

Relevant financial events of the period

Class 15 local notes Issuance.

Issuance Date: June 2, 2023.

Amount Issued: US$87.4 million to be paid in Argentine pesos at the applicable exchange rate. As the notes were issued at a premium to par value, the Company received proceeds for US$102.3 million.

Maturity Date: June 2, 2026.

Amortization: Bullet.

Interest Rate and payments: Class 15 notes will not accrue interest.

Relevant events after June 30, 2023

Class 16 local notes Issuance.

Issuance Date: July 21, 2023.

Amount Issued: US$180.4 million to be paid in Argentine pesos at the applicable exchange rate. As the notes were issued at a premium to par value, the Company received proceeds for US$213.2 million.

Maturity Date: July 21, 2025.

Amortization: Bullet.

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Interest Rate and payments: Class 16 notes will not accrue interest.

Payment of Class 5 Bonds Amortization

On Monday, August 7, 2023, the Company has paid the second amortization of the principal amount of its Class 5 Negotiable Obligations amounting to U$S 116.7 million.

*******

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Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of June 30, 2023, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

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For more information, please contact Investor Relations:

Luis Fernando Rial Ubago (5411) 5112 7218	Tomás Pellicori (5411) 5524 7692	Santiago Gramegna (5411) 6193 6667

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

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Telecom Argentina S.A. Consolidated Information Six month period and second quarter – Fiscal Year 2023 (in million Argentine Pesos)

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Telecom Argentina S.A. Consolidated Information Six month period and second quarter – Fiscal Year 2023 (in million Argentine Pesos)

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Telecom Argentina S.A. Consolidated Information Six month period and second quarter – Fiscal Year 2023 (in million Argentine Pesos)

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Telecom Argentina S.A. Consolidated Information Six month period and second quarter – Fiscal Year 2023 (in million Argentine Pesos)

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Telecom Argentina S.A. Consolidated Information Six month period and second quarter – Fiscal Year 2023 (in million Argentine Pesos)

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Telecom Argentina S.A. Consolidated Information Six month period and second quarter – Fiscal Year 2023 (in million Argentine Pesos)

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Telecom Argentina S.A. Consolidated Information Six month period and second quarter – Fiscal Year 2023 (in million Argentine Pesos)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	August 9, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations